FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Gammon Gold Inc.
1701 Hollis Street
Suite 400
Halifax, Nova Scotia, B3J 3M8

Item 2	Date of Material Change

November 5, 2010

Item 3	News Release

A Gammon Gold Inc. press release was disseminated over Canada NewsWire on November 5, 2010.

Item 4	Summary of Material Change

Gammon Gold Inc. announced that it has signed an expanded line of credit facility of up to US$100 Million.

Item 5	Full Description of Material Change

Gammon is pleased to announce that it has signed an expanded line of credit facility of up to US$100 million that will be provided equally by The Bank of Nova Scotia and Société Générale. The facility will mature in 36 months with interest payable at a rate of LIBOR plus a margin of 3.25 to 3.75% ..

Under the terms of the new agreement the Company will have access to a US$75 million credit facility that can be increased to US$100 million upon the completion of the Capital Gold merger and associated conditions. There are no operational covenants associated with the facility nor are there any restrictions on the use of proceeds.

The new credit facility will enhance Gammon’s liquidity profile and provide additional financial flexibility to advance the Company’s internal growth strategy as well as leverage the operational and financial synergies that would be targeted through the Capital Gold merger.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Rene Marion
President & Chief Executive Officer
Gammon Gold Inc.
Tel: 902-468-0614

Item 9	Date of Report

November 5, 2010

Gammon/Press Release/MCR 11/5/10